United States securities and exchange commission logo





                              August 18, 2022

       Da Mu Lin
       Chief Executive Officer
       One World Ventures, Inc.
       3370 Pinks Place, Suite F
       Las Vegas, NV 89102

                                                        Re: One World Ventures,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 29, 2022
                                                            File No. 024-11952

       Dear Mr. Lin:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1.                                                   Prominently disclose
that your CEO, Mr. Lin, controls the company and will continue to hold a majority of the
voting power at the conclusion of this offering. Additionally, highlight that even if
Mr. Lin were to own as little as 20% of the equity securities of the
                                                        Company, he would still
control a majority of the voting power.
       Cautionary Statements Regarding Forward Looking Statements, page 5

   2. We note your disclosure regarding your ability to maintain a "carbon neutral" datacenter operation. Please
expand your disclose here and throughout your offering statement to provide the factual
basis for this claim or remove it from your prospectus.
 Da Mu Lin
FirstName
One WorldLastNameDa
           Ventures, Inc.Mu Lin
Comapany
August 18, NameOne
           2022      World Ventures, Inc.
August
Page 2 18, 2022 Page 2
FirstName LastName
Summary Risk Factors, page 7

3. We note that your Summary Risk Factors section summarizes risk factor disclosures that are not contained elsewhere in your Risk Factor section. Please revise to address these risks in the appropriate section.
4. We note your summary risk factor disclosure addressing the risk of holding a significant portion of your assets in cryptocurrency. Please disclose whether you currently hold or plan to hold any cryptocurrencies or other digital assets. Please identify which cryptocurrencies or digital assets you currently hold or plan to hold. Risk Factors, page 11

5. We note your disclosure that "companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network." Please expand your risk factors to discuss the risks of Bitcoin transitioning to proof of stake validation and how such a transition could make your business model less competitive. Management's Discussion and Analysis
Plan of Operation for the Next Twelve Months, page 20

6. We note your disclosure here of your belief that the proceeds of this Offering will satisfy your cash requirements for the next twelve months. However, on page 22, you state
         that the Company   s cash on hand was $0 as of December 31, 2021.
Revise to clarify that
         you are dependent on proceeds from this offering, and quantify the amount of proceeds you need to raise to satisfy your cash requirements.
Liquidity and Capital Resources, page 22

7. Revise to clarify your assertion that "the company is generating a small profit" given your earlier disclosure that you have a history of losses.
Business
Cryptocurrency Datacenter Overview, page 23

8. We note that you plan to generate revenue in the form of rent payments from crypto mining companies. Given the nature and business of such companies, please disclose whether you intend to accept digital assets as payment for services. Da Mu Lin
FirstName
One WorldLastNameDa
           Ventures, Inc.Mu Lin
Comapany
August 18, NameOne
           2022      World Ventures, Inc.
August
Page 3 18, 2022 Page 3
FirstName LastName
Planned Mining Operations, page 25

9. We note that your disclosure that, "while [you] are not responsible for the actual mining of cryptocurrencies, [you] continue to monitor and evaluate the crypto asset market and may in the future mine other crypto assets." Revise to clarify whether you intend to mine crypto assets in the foreseeable future. Additionally, please describe how you will evaluate the crypto asset market and what factors you will consider when determining whether to engage in crypto mining.
10. We note that you intend to pursue renewable energy to power your miners, hosting operations, and other equipment. Please disclose the steps the company has taken to date to move toward the use of renewable energy. If you intend to take advantage of carbon credits by offsetting your emissions, please include those plans in your disclosure.
Cryptocurrency Recent Events, page 26

11. We note your discussion regarding regulatory actions by the People's Republic of China and the related impact to the global crypto mining industry. With a view toward revised disclosure, please tell us whether the Company currently has or had in the past any operations in China.
Economic Conditions
Electricity Costs, page 27

12. We note that you estimate the cost of power used in connection with your operations to be approximately 4.0 cents per kWh for the period ended June 30, 2022. Given your status as an early-stage development company, please discuss the basis for these estimates.
13. We note that electricity costs will be your largest operating costs. Please disclose whether your planned hosting contracts will be subject to fixed or variable pricing and if reasonably estimable, how the increased power supply costs could materially impact your gross margins. Additionally, please expand your risk factors to discuss how energy costs could increase over time as more processing power is needed to solve increasingly more complex cryptographic puzzles.
General

14. To help investors understand your filing, please consider adding a glossary to define the terms you use. For example, it would be helpful for investors to understand the difference between your "miners" and the "cryptocurrency miners" who will comprise your future clientele.
15. On page 40, you indicate that the "consolidated financial statements of Support.com" have been audited by B.F. Borgers. Please revise this disclosure to clarify that your consolidated financial statements have been audited or advise.
 Da Mu Lin
FirstName
One WorldLastNameDa
           Ventures, Inc.Mu Lin
Comapany
August 18, NameOne
           2022      World Ventures, Inc.
August
Page 4 18, 2022 Page 4
FirstName LastName
16. We note references to the Company in a press release stating that the Company has
         "contracted several bitcoin mining real estate and operations projects to relocate Chinese bitcoin mining operations to the US." Please revise the disclosure in your offering statement to reflect these plans.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology